UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                              The Pittston Company
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    725701106
                                 --------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP NO. 725701106                   13G                      Page 1 of 3 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Boston Partners Asset Management, L.P.
          04-327-0358
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
          Not applicable
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

         NUMBER OF                   -0- shares
          SHARES               -------------------------------------------------
       BENEFICIALLY            6     SHARED VOTING POWER
         OWNED BY
           EACH                      -0- shares
        REPORTING              -------------------------------------------------
          PERSON               7     SOLE DISPOSITIVE POWER
           WITH
                                     -0- shares
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     -0- shares
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0- shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  |_|
          SHARES*

          Not applicable
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON *

          IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 725701106                   13G                      Page 2 of 3 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Boston Partners, Inc.
          04-326-9861
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
          Not applicable
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

         NUMBER OF                   -0- shares
          SHARES               -------------------------------------------------
       BENEFICIALLY            6     SHARED VOTING POWER
         OWNED BY
           EACH                      -0- shares
        REPORTING              -------------------------------------------------
          PERSON               7     SOLE DISPOSITIVE POWER
           WITH
                                     -0- shares
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     -0- shares
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          -0- shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      |_|
          SHARES*

          Not applicable
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON *

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP NO. 725701106                   13G                      Page 3 of 3 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Desmond John Heathwood
          ###-##-####
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
          Not applicable
--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

         NUMBER OF                   -0- shares
          SHARES               -------------------------------------------------
       BENEFICIALLY            6     SHARED VOTING POWER
         OWNED BY
           EACH                      -0- shares
        REPORTING              -------------------------------------------------
          PERSON               7     SOLE DISPOSITIVE POWER
           WITH
                                     -0- shares
                               -------------------------------------------------
                               8     SHARED DISPOSITIVE POWER

                                     -0- shares
--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0- shares
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN      |_|
          SHARES*

          Not applicable
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.0%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON *

          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer: The Pittston Company, Inc. (the
                  "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  P.O. Box 120070, 100 First Stamford Place,
                  Stamford, CT 06912-0070

Item 2(a).        Names of Persons Filing: Boston Partners Asset
                  Management, L.P. ("BPAM"), Boston Partners, Inc. ("Boston Partners"), and Desmond John Heathwood. BPAM, Boston Partners, and Mr. Heathwood are sometimes referred to collectively herein as the "Reporting Persons."

Item 2(b).        Address of Principal Business Office or, if None,
                  Residence: The address of the principal business office of BPAM, Boston Partners, and Mr. Heathwood is One Financial Center, 43rd Floor, Boston, MA 02111.

Item 2(c).        Citizenship: BPAM is a Delaware limited partnership.
                  Boston Partners is a Delaware corporation. Mr. Heathwood is a United States citizen.

Item 2(d). Title of Class of Securities: Common Stock, $1.00 par value ("Common Stock").

Item 2(e).        CUSIP Number: 725701106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                      (a) [ ] Broker or Dealer registered under Section 15 of
                              the Securities Exchange Act of 1934 (the "Act").

                      (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                      (c) [ ] Insurance Company as defined in Section 3(a)(19)
                              of the Act.

                      (d) [ ] Investment Company registered under Section 8 of
                              the Investment Company Act of 1940.

                      (e) [X] Investment Adviser registered under Section 203
                              of the Investment Advisers Act of 1940.

                      (f) [ ] Employee Benefit Plan, Pension Fund which is
                              subject to the provisions of the Employee
                              Retirement Income Security Act of 1974 or
                              Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                      (g) [ ] Parent Holding Company, in accordance with Rule
                              13d-1(b)(ii)(G) of the Act.

                      (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H)
                              of the Act.

Item 4.           Ownership.

                  Not applicable.


Item 5.           Ownership of Five Percent or Less of a Class.

                  If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ x ].


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable. BPAM, Boston Partners and Mr. Heathwood expressly disclaim membership in a "group" as defined in Rule 13d-5(b)(1).

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the agreement set forth as Exhibit 1 hereto.

Dated:  February 7, 1997


BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:      /s/ Desmond John Heathwood
                  --------------------------
                  Desmond John Heathwood
                  President




BOSTON PARTNERS, INC.


         By:      /s/ Desmond John Heathwood
                  --------------------------
                  Desmond John Heathwood
                  President




/s/ Desmond John Heathwood
--------------------------
Desmond John Heathwood

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT


         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of The Pittston Company.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         EXECUTED this 7th day of February, 1997.



BOSTON PARTNERS ASSET MANAGEMENT, L.P.

By:      Boston Partners, Inc.,
         its general partner


         By:      /s/ Desmond John Heathwood
                  --------------------------
                  Desmond John Heathwood
                  President




BOSTON PARTNERS, INC.


         By:      /s/ Desmond John Heathwood
                  --------------------------
                  Desmond John Heathwood
                  President




/s/ Desmond John Heathwood
--------------------------
Desmond John Heathwood